UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 19, 2006**

POTOMAC ELECTRIC POWER COMPANY

(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant"s telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

<u>Maryland Customer Electricity Cost Increase Deferral</u>

As previously disclosed, the Maryland Public Service Commission ("MPSC") approved a settlement agreement on April 21, 2006, among Potomac Electric Power Company ("Pepco"), the staff of the MPSC, and the Maryland Office of People's Counsel. The settlement agreement provides for a rate mitigation program for Pepco's residential customers to address recent significant increases in electricity costs.

Through May 17, 2006, approximately 1% of Pepco's residential customers have elected to participate in the deferral program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


POTOMAC ELECTRIC POWER COMPANY
(Registrant)


Date   May 19, 2006   /s/ JOSEPH M. RIGBY
                                Name: Joseph M. Rigby
                                Title: Senior Vice President and
                                            Chief Financial Officer